FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month  of  February 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                    Form 40-F    X
                          -----------                -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No      X
                    ------------                   -----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.
1. Management Discussion and Analysis and Financial Statements for the Second Quarter of Fiscal 2005

                                    CEDARA
                             Software with Vision




                       Management Discussion and Analysis
                                       &
                              Financial Statements






                        Second Quarter Fiscal Year 2005

                                 www.cedara.com

Management Discussion and Analysis

This Management Discussion and Analysis ("MD&A") was prepared as of February 8, 2005 and should be read in conjunction with Cedara Software Corp.'s ("Cedara" or the "Company") unaudited Consolidated Interim Financial Statements and the notes thereto for the three and six months ended December 31, 2004 and the MD&A and the Consolidated Financial Statements and the notes thereto for the year ended June 30, 2004. All financial information is presented in Canadian dollars unless otherwise noted. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").


Additional information about Cedara, including copies of continuous disclosure materials such as the Company's annual information form is available on Cedara's website at http://www.cedara.com, or the SEDAR website at http://www.sedar.com.

Overview of the Company

Overview of the Business of the Company

Established in 1982, Cedara Software Corp. is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics.

Cedara's Technologies and Markets

Many of Cedara's innovative medical technologies are sold through major healthcare device manufacturers and information technology providers, including GE, Siemens, Philips, Toshiba, Hitachi and Cerner. Cedara also has one of the largest radiology group, mid-size hospital and imaging centre customer bases in the United States, as a result of the acquisition of eMed Technologies Corporation ("eMed") completed on October 8, 2004.

Through the years, Cedara's software has been deployed in thousands of hospitals and clinics worldwide, including prestigious facilities such as Johns Hopkins University School of Medicine; Shands Hospital, University of Florida; University of California, Los Angeles; Lund University in Sweden; and University Hospital of Geneva, Switzerland.

Cedara is unique in that its advanced medical imaging technologies are used in all aspects of clinical workflow including:

o    The operator consoles of many medical imaging devices

o    Picture Archiving and Communications Systems (PACS)

o Sophisticated clinical applications that further analyze and manipulate images

o    The use of imaging in computer-assisted therapy

Cedara is also unique in another way: it has expertise and technologies that span all the major digital imaging modalities and related subspecialties, including magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, digital X-ray, ultrasound, mammography, cardiology, angiography, and fluoroscopy.

The Company generates revenue in four ways:

o    by developing and licensing its software technology and products;

o by providing custom engineering services to healthcare equipment manufacturers;

o through developing, selling and installing image management solutions to customers; and

o    through service and support provided to its customers.

As with many software companies, the Company is reliant on individual transactions that can be material in any given quarter. In addition, the quarterly revenue and earnings of the Company can fluctuate materially between quarters, principally due to the timing of license contract renewals.

The Company anticipates that the healthcare imaging software market will continue to grow over the next several years. At the same time, it is difficult to forecast the Company's sales with precision due to the nature of the Company's large, Original Equipment Manufacturers ("OEM") sales contracts, and long sales cycles. To help mitigate the Company's reliance on large, OEM sales contracts, the Company has taken steps to add a new sales channel directly to hospitals, imaging centres and radiology groups to complement its OEM channel. Additionally, on October 8, 2004, the Company completed the acquisition of eMed, a privately-held provider of PACS and web-based medical imaging radiology solutions. Now a wholly-owned subsidiary of Cedara Software Corp., eMed is a complementary addition to the Company. eMed's sizable installed base of hospitals and imaging centres across the United States provides an opportunity for the eMed sales force to promote Cedara's clinical applications and image management technologies. At the same time, Cedara would use its extensive global channel to promote eMed solutions worldwide. The Company considers that the acquisition has provided an opportunity to capture greater market share and develop better product capabilities by leveraging the strengths of two leading solution providers in the medical information management market.

The Company intends to continue to maximize existing revenue opportunities, and to build a future of sustainable, more predictable revenue through identifying new projects and opportunities. The Company intends to continue to monitor and control its cost structure in an effort to maintain cash positive operations. The operating results of the Company as at December 31, 2004 include the impact of the eMed acquisition and its operating results from October 8, 2004 to December 31, 2004.

Principal Products and Services

The Company believes it has one of the most diverse product and service offerings of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities and is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and approximately 6,400 PACS workstations have been licensed to date. Additionally, upon acquisition of eMed, the Company significantly increased its end user customer base of radiology groups, mid-size hospitals and imaging centres primarily across the United States.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating these diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

SECOND QUARTER Fiscal 2005 Business Highlights

Significant events and actions taken in the second quarter of fiscal 2005 include:

Operations

o On November 10, 2004, the Company received the 2004 Fastest Growing Company of the Year award from Frost and Sullivan.

o On November 18, 2004, the Company entered into a cooperative agreement with ANEXA Corporation, a subsidiary of Analogic Corporation (NASDAQ:
     ALOGE), to enable customers of either company to obtain complete, fully integrated digital imaging solutions to meet their imaging and image management needs. Under the agreement, the direct sales organizations of ANEXA and Cedara will promote each other's products and work jointly to offer end users in the North American market complete, integrated imaging solutions, including advanced digital imaging equipment, application software packages, and PACS products.

o On November 24, 2004, the Company introduced OrthoWorks Care Manager, a powerful knowledge management solution that tracks vital patient information. OrthoWorks Care Manager uses a unique, patent-pending method of collecting and organizing information about past patient outcomes to equip orthopaedic surgeons, hospital administrators, insurance companies and implant manufacturers to make better decisions about surgical therapy, patient care, and healthcare budgets.

o On November 28, 2004, the Company unveiled B-CAD(TM) technology offering at the Radiological Society of North America ("RSNA") tradeshow. This technology is a major breakthrough in breast ultrasound computer assisted detection and has the potential to become a new standard of care in women's health by greatly assisting radiologists in diagnosing breast cancer and thereby reducing the need for painful and expensive biopsies. It can also be deployed in Cedara's Multi-Modality CAD Workstation for Breast Imaging giving seamless access to all forms of breast image data and CAD technology.

o On November 29, 2004, the Company launched OrthoWorks Spine Analyzer, a new breakthrough in Orthopaedic spinal analysis and planning. Spine Analyzer offers spine surgeons, chiropractors and radiologists a better way to analyze the spine that is up to six times faster than current manual methods, saving hours of tedious planning effort.

Corporate Highlights

o The Company completed the acquisition of eMed on October 8, 2004. Including estimated transaction costs, Cedara paid US$49.0 million in cash for the acquisition. The Company financed the net cash disbursement of US$29.2 million after giving effect to cash reserves of eMed to complete the transaction, with US$14.2 million from its own cash reserves and US$15.0 million from its new credit facility with Royal Bank of Canada ("RBC").

o On October 8, 2004, the Company entered into a $29.8 million credit facility with RBC. Under the credit facility, RBC provided a term facility of up to $22.5 million to allow the Company to finance part of the acquisition of eMed. The remaining unused portion of the acquisition facility was subsequently cancelled. The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7.3 million for purposes of financing Cedara's general operating requirements and facilitating foreign exchange transactions.

     At the same time, the Company's operating line of credit of $14.0 million with the National Bank of Canada was cancelled.

Board and Management Changes

o On October 20, 2004, the Company announced the election of Dr. Myrna Francis as a new member to its Board of Directors at the Company's Annual and Special Meeting held in Toronto on October 18, 2004.

o On November 8, 2004 the Company announced the election of Ms. Dianne Lister and Mr. Ian Lennox as new members to its Board of Directors.

Significant Events and Actions Subsequent to Quarter End:

o On January 18, 2005, the Company announced a definitive agreement to merge in an all-stock transaction with Merge Technologies Incorporated ("Merge eFilm"), a leading global healthcare software and services company. Upon completion of the transaction, the combined company will bring one of the most comprehensive image and information management solution sets to manage clinical and business workflow to the diagnostic OEM and end user markets. Merge eFilm will issue either 0.587 Merge eFilm common shares, or
     0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and notes thereto, and this Management Discussion and Analysis, may constitute forward-looking statements within the meaning of securities laws. When used in these documents, the words, "may", "will", "should", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "expect" or similar expressions, concerning matters that are not historical facts, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the sufficiency of capital to meet working capital and capital expenditure requirements, relating to the acquisition of eMed and related to the merger with Merge eFilm are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

o    Dependence on major customers,
o    Reliance on individual contracts,
o    Fluctuations in quarterly financial results,
o    Dependence on key personnel,
o    Intense competition,
o    Rapid technological change,
o    Exchange rate fluctuations,
o    Risks related to international operations,
o    Dependence on intellectual property rights,
o    Regulatory clearances and approvals for new products,
o    Risks relating to product defects and product liability,
o    Adverse consequences of financial leverage,
o    Ability to service debt,
o    Continued acceptance of Cedara's products,
o    Risks related to the acquisition of eMed, and
o Risks related to proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and initial employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels.

and other risks detailed from time to time in other continuous disclosure filings of the Company. There is also no guarantee or assurance that the Company will be able to retain eMed's key employees or integrate eMed's employees, products or technologies into operations or that the Company will be able to execute a successful strategy and realize the revenue goals and control costs relating to the acquisition. All of these factors could have a material adverse impact on eMed's client base, its products and/or the consolidated business operations. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Forward-looking statements contained in the unaudited Consolidated Interim Financial Statements and notes thereto and this Management Discussion and Analysis are based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the current date. A reader should not place undue importance on forward-looking statements and should not rely upon them as of any other date. The Company does not intend, and does not assume any obligation, to update these forward-looking statements at any particular time.

RESULTS OF OPERATIONS
For the second quarter of fiscal 2005 ended December 31, 2004 ("Q2 fiscal 2005"), the Company recorded net income of $4.9 million or $0.16 per share ($0.15 per share on a diluted basis). This compares to a net income of $3.9 million or $0.16 per share ($0.14 on a diluted basis) for the quarter ended December 31, 2003 ("Q2 fiscal 2004").
For the six months ended December 31, 2004 the Company recorded net income of $8.1 million or $0.26 per share ($0.24 per share on a diluted basis) compared to a net income of $5.6 million or $0.23 per share ($0.20 per share on a diluted basis) in the six month period ended December 31, 2003. The increase in net income was primarily a result of increased profits from organic growth and the impact of the Company's acquisition of eMed.

RESULTS OF CONTINUING OPERATIONS
During Q2 fiscal 2005, revenue increased by 89% to $23.0 million from $12.1 million recorded in Q2 fiscal 2004. Net income for Q2 fiscal 2005 increased by 24% to $4.9 million or $0.16 per share compared to $3.9 million or $0.16 per share in Q2 fiscal 2004. Revenue year to date was up 59% at $35.3 million from $22.3 million a year ago. Net income for the six months ended December 31, 2004 increased 45% to $8.1 million or $0.26 per share from $5.6 million or $0.23 per share recorded in the first six months of the prior year.

Revenue by Product Category (in millions of dollars, except percentages)

----------------------------------------------------------------------------------------------------------

                                Three Months Ended            Six Months                Variance
                                    December 31           Ended December 31       Increase/(Decrease)
                                                                                  Three          Six
                                  2004         2003       2004         2003      Months         Months
----------------------------------------------------------------------------------------------------------
Software licenses                 $12.5       $  7.1      $19.1        $13.4       75%          44%
Engineering services                2.2          2.9        6.5          5.9      (26%)          9%
Solutions and workstations          5.3          -          6.0          -        100%         100%
Support services and other          3.0          2.1        3.7          3.0       42%          23%
----------------------------------------------------------------------------------------------------------
Total                             $23.0        $12.1      $35.3        $22.3       89%          59%
==========================================================================================================

The revenue increase in Q2 of fiscal 2005 was driven primarily by a $5.4 million increase in software license revenue and $5.3 million of solution and workstation sales, which reflects both organic growth and revenue growth from the acquisition of eMed. Three customers accounted for 46% of the overall revenue during Q2 of 2005, compared to two customers accounting for 66% of overall revenue in Q2 of 2004. The diversification of the Company's customer base provided by the acquisition of eMed and the increase in the number of new software license arrangements entered into during the quarter ended December 31, 2004 have contributed to lowering the risk of customer concentration.

For the three months ended December 31, 2004, software license revenue increased $5.4 million as compared to Q2 of 2004. Software license revenues year-to-date have increased $5.7 million, compared to the same period last year. The increases for both the three and six month periods ended December 31, 2004 are primarily a result of organic growth resulting from increased business with existing and new customers from existing and new technology offerings.

Engineering services revenue was $0.7 million or 26% lower in Q2 fiscal 2005 than in Q2 fiscal 2004. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycles. In Q2 fiscal 2005, 8 active engineering services contracts generated revenue of $2.2 million, two of which were new contracts that were not active in the same period last year. In Q2 of fiscal 2004, 10 active contracts produced revenue of $2.9 million.

On a year-to-date basis, engineering services revenue increased slightly by 9% or $0.6 million compared to the same period last year. The number of active contracts over the first six months of fiscal 2005 was 12 compared to 10 active contracts for the same period in the prior year. Engineering services contracts continue to migrate towards smaller and shorter-term contracts.

Solutions and workstation revenue includes bundled software and hardware PACS systems and bundled software and hardware specialty workstations. The $5.3 million increase in solutions and workstation revenue in Q2 of 2005 and the $6.0 million increase year-to-date in fiscal 2005, reflects both organic growth and revenue growth from the acquisition of eMed. In the prior year to December 31, 2003, the Company did not offer bundled software and hardware workstations or bundled PACS systems and offered predominantly software-only solutions.

Support services and other revenue comprises support and service contracts associated with software license sales and solutions and workstation sales. Support services and other revenue, overall, was higher by $0.9 million in Q2 and $0.7 million year-to-date of fiscal 2005 as compared to the same periods last year. Organic support service revenue declined compared to the prior year, but was more than offset by the inclusion of support services revenue from the acquisition of eMed.

Revenue by Geographic Region (in millions of dollars, except percentages)

-------------------------------------------------------------------------------
                                                                Variance
                   Three Months           Six Months        Increase/(Decrease)
                Ended December 31       Ended December 31   -------------------
                -----------------       -----------------   Three       Six
                  2004      2003        2004        2003    Months     Months
-------------------------------------------------------------------------------
United States     $14.4    $  7.1      $21.8     $  9.9     103%        121%
Asia                7.5       4.0       11.4        6.7      84%         71%
Europe              1.1       1.0        2.1        5.7      13%        (63%)
-------------------------------------------------------------------------------
Total             $23.0     $12.1      $35.3      $22.3      89%         59%
===============================================================================

Increased revenue from United States customers for the three and six months ended December 31, 2004 was due primarily to the acquisition of eMed and increase in software license revenue. The increase in revenue from Asia represents primarily increased software licenses revenue for both the current quarter and the year-to-date. Revenue from Europe for the quarter was in line with the same period in the prior year. The completion of a large custom engineering project at the beginning of Q2 fiscal 2004 and a large European software licensing arrangement recognized in the first quarter of fiscal 2004 resulted in a decline in year-to-date revenue from Europe for fiscal 2005.

Gross Margin

Gross margin was $16.3 million or 71% of revenue in Q2 fiscal 2005, an increase of $6.8 million or 71% compared to $9.5 million or 79% of revenue in Q2 fiscal 2004. Gross margin on a year-to-date basis for fiscal 2005 was $26.2 million or 74% of revenue compared to $17.3 million or 78% of revenue in the same period in fiscal 2004. The gross margin of the Company is heavily influenced by the relative mix of software license revenue compared to other revenue sources, as software license gross margins are considerably higher. Solutions and workstation sales include an element of hardware, which carries a lower gross margin compared to software-only sales. Direct costs include personnel and other costs related to delivering engineering services, third-party software costs associated with software licenses, hardware costs, personnel-related support services costs and other direct costs such as commissions and sales-related taxes. The decline in gross margin percentage for both the current quarter and the six month period ended December 31, 2004 between 2004 and 2005 was attributable in part to the increase in solutions and workstation sales which comprised 23% of revenue in Q2 of 2005 on which the Company earns lower margins. The Company also incurred $0.5 million of withholding tax expense during the current quarter on software license sales to customers in Japan, compared to less than $0.1 million in Q2 of fiscal 2004.

Operating Expenses

Operating expenses in Q2 of fiscal 2005 include the impact of eMed operations, which are not included in the comparative periods. Total operating expenses for Q2 fiscal 2005 were $11.3 million, an increase of $6.0 million or 114% from the $5.3 million incurred in same period for the prior year. Excluding the $1.2 million gain on settlement of shareholder loans in Q2 of the prior year and the impact of the acquisition of eMed in Q2 of fiscal 2005, organic expenses increased approximately 23% compared to Q2 of the prior year. The increase reflects the Company's increased spending on sales and marketing efforts and certain non-recurring general and administrative costs.

Research and development costs were $2.9 million for Q2 fiscal 2005 compared to $2.1 million for the same period last year, up 38% or $0.8 million which is attributable primarily to higher employee related costs as a result of the acquisition of eMed. On a year-to-date basis, research and development costs increased $0.4 million or 10% compared to the same period last year. Research and development costs for Q2 fiscal 2005 represent 13% of revenue in the quarter, as compared to 17% of revenue in the same period in the prior year. The Company continues to invest research and development resources in new software technologies, partnering with various organizations and in maintaining and enhancing the Company's existing line of products and technologies.

Sales and marketing expenses mainly consist of salaries, other employee related costs, travel expenses and trade show expenses associated with promoting, product managing, selling and marketing of the Company's products and services. Sales and marketing costs for Q2 fiscal 2005 were up $2.2 million or 157% and were up $2.9 million or 119% year-to-date compared to the same periods in previous year, due primarily to additional sales and marketing resources added as a result of the acquisition of eMed, adding direct-to-end user sales staff in the fourth quarter of fiscal 2004, the new business operation in Shanghai, China and participation by both eMed and Cedara in the RSNA trade show in the current quarter.

General and administrative expenses consist primarily of salaries and other employee related costs of administrative personnel, professional fees, investor related costs, insurance costs and facilities related expenditures. General and administrative costs increased 73% or $1.3 million in Q2 fiscal 2005 and $1.6 million or 49% on a year-to-date basis, compared with the same periods of the previous year. The increases are attributable primarily to the addition of eMed's general and administrative costs, legal and listing fees associated with regaining the Company's NASDAQ listing, increased commercial legal expenses, costs related to entering into the new banking relationship and a marginal increase in employee related expenses.

Other charges increased $0.7 million in Q2 of fiscal 2005 compared to the same period in the prior year. However, included in other charges (income) in Q2 of the prior year is a recovery of $1.0 million against provisions for share purchase loans to the former CEO and other former employees. The foreign exchange loss of $0.1 in Q2 fiscal 2005 compares to a loss of $0.3 million in Q2 of the prior year. Foreign exchange loss for the six months ended December 31, 2004 was $1.2 million compared to $0.5 million in the prior period. The foreign exchange loss is attributable to the decline in United States Dollar with respect to the Canadian dollar. Generally, the foreign exchange gains or losses include unrealized translation changes on the Company's accounts receivable balances, bank indebtedness and cash equivalents denominated in United States dollars due to the changes in the United States dollar compared to the Canadian dollar. Substantially all of the Company's revenue is billed and received in United States dollars.

Intangible asset amortization increased $0.7 million in Q2 fiscal 2005 and $0.6 million year to date fiscal 2005 due to $0.7 million of amortization charges resulting from the eMed acquisition in the current quarter. $0.1 million of these charges relating to amortization of purchased technology are included in direct costs for the three and six months ended December 31, 2005. Depreciation and amortization charges decreased in Q2 fiscal 2005 compared to the same period in the prior year primarily due to deferred development costs becoming fully amortized in fiscal 2004. The Company has not needed to sustain the level of capital asset investment of previous fiscal years, resulting in certain capital assets becoming fully depreciated.

QUARTERLY OPERATING RESULTS

The following table summarizes selected unaudited quarterly operating results for each of the eight most recent quarters ended on the dates indicated below. This information should be read in conjunction with the Company's quarterly unaudited and annual audited consolidated financial statements (including notes). The operating results for each quarter are not necessarily indicative of results for any future period, and should not be relied on to predict the Company's future performance.

===================================================================================================================================
Summary Table of Unaudited Quarterly Operating Results
-----------------------------------------------------------------------------------------------------------------------------------
(In millions of               Dec. 31      Sept.        June         March         Dec.         Sept.        June       March
dollars except share           2004        30,          30,          31,           31,          30,          30,        31,
amounts)                                   2004         2004         2004          2003         2003         2003       2003
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                     $  23.0      $  12.3      $ 14.7       $ 13.4        $  12.1       $ 10.1       $   6.6     $  9.0
Net income (loss) from
continuing operations       $   4.9      $   3.2      $  4.9       $  5.1        $   4.0       $  1.6       $  (3.7)    $ (1.6)
Income (loss) from
discontinued operations     $   -            -            -            -         $  (0.1)      $  0.1            -          -

Net income (loss)           $   4.9      $   3.2      $  4.9       $  5.1        $   3.9       $  1.7       $  (3.7)    $ (1.6)

Earnings (loss) per
share from continuing
operations:
     Basic                  $   0.16     $   0.10     $  0.16      $  0.20       $   0.16      $  0.07      $  (0.15)   $ (0.07)
     Diluted                $   0.15     $   0.10     $  0.15      $  0.18       $   0.14      $  0.06      $  (0.15)   $ (0.07)
Earnings (loss) per
share:
     Basic                  $   0.16     $   0.10     $  0.16      $  0.20       $   0.16      $  0.07      $  (0.15)   $ (0.07)
     Diluted                $   0.15     $   0.10     $  0.15      $  0.18       $   0.14      $  0.06      $  (0.15)   $ (0.07)

Weighted average shares
outstanding:
     Basic                 31,503,201   31,378,091   31,043,959   26,007,932    24,168,495   24,157,621   24,157,621   24,157,621
     Diluted               33,370,845   33,485,858   33,341,097   28,749,093    27,762,206   26,427,255   24,157,621   24,157,621

-----------------------------------------------------------------------------------------------------------------------------------

The operating results of the Company as at December 31, 2004 include the impact of the eMed acquisition and its operating results from October 8, 2004 to December 31, 2004. Historically, the Company's operating results have fluctuated on a quarterly basis and the Company expects that quarterly financial results will continue to fluctuate in the future. Fluctuations in results relate to several external factors including the timing of sales and contract renewals with large OEM customers which may place large single orders in any one quarter and due to fluctuations in exchange rates.

Off-Balance Sheet Arrangements

In the normal course of its business, the Company is expected to perform its obligations under contractual business arrangements with its customers and suppliers. There are no commitments for capital expenditures or any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

RESULTS OF DISCONTINUED OPERATIONS

During Q2 fiscal 2005, the Company provided services and licenses to Carl Zeiss Inc. ("Zeiss") in partial settlement of non-cash liabilities under the terms of a settlement agreement between Zeiss and the Company. Further details on discontinued operations can be found in note 5 to the Unaudited Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions require management's most difficult, subjective or complex judgments, about the effect of matters that are inherently uncertain. As a result, the amounts reported for these items could be different if different assumptions were used, or if conditions change in the future.

Allowance for doubtful accounts

The Company maintains allowances for losses that it expects will result from customers who do not make their contractually required payments. The allowance is estimated based on the likelihood of recovering the accounts receivable. The estimate is based on past experience, taking into account current and expected collection trends.

If economic conditions decline and customer losses increase, the allowance for doubtful accounts will increase by recording an additional expense to the statement of operations.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows that the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. When events occur that indicate that impairment may have occurred, amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this, the Company identifies the reporting unit associated with the goodwill and assesses the value of the goodwill in the context of that reporting unit. .

Income Taxes

The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities. As outlined in Note 17 to the Company's audited consolidated annual financial statements for the year ended June 30, 2004, a full valuation allowance has been taken against all future tax assets of the Company, resulting in no future tax asset being recorded in the financial statements.

ADOPTION OF ACCOUNTING POLICIES

Effective July 1, 2004, the Company adopted CICA Section 1100, "Generally Accepted Accounting Principles" and 1400 "General Standards of Financial Statement Presentation", which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, "Hedging Relationships". This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company did not enter into any hedging contracts during the three and six month periods ended December 31, 2004.

Beginning Q2 fiscal 2005, as a result of the acquisition of eMed, the Company included in its accounting policies, a revenue recognition policy related to sales of electronic medical imaging system solutions and workstations.

Under this policy, the Company recognizes revenue from the sale of hardware transactions, solutions and workstations in accordance with Canadian GAAP which, in the Company's circumstances, is not materially different from the amounts that would be determined under the provisions of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as amended by SAB No. 104. The Company recognizes revenue from the sale of hardware transactions, solutions and workstations where software is incidental in accordance with SAB No. 101, Revenue Recognition, as amended by SAB No. 104, which incorporates the provisions regarding revenue arrangements with multiple deliverables as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue from solution and workstation sales is recognized upon shipment to the customer provided that evidence of an arrangement exists, fees are fixed or determinable, title and risk of loss has passed to the customer, collection of the related receivable is probable, and there are no customer acceptance provisions. The majority of these arrangements also contain installation services (i.e. multiple elements).

For arrangements in which a portion of the solution and workstation sales price is not due until customer acceptance, the Company recognizes such portion only upon obtaining customer acceptance. In the event uncertainty exists about customer acceptance of product sales such as acceptance criteria or greater than 50% of the sales price is not due until customer acceptance, the entire sales price is deferred until acceptance occurs. Customer payments received in advance of product shipments are recorded as deferred revenue. The Company's results for the current quarter include revenues recognized from sales of solutions and workstations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated balance sheets as at December 31, 2004 and June 30, 2004 are summarized as follows:


Consolidated Balance Sheets
================================================================================
                                                        December 31,    June 30,
(In millions of dollars)                                  2004            2004
--------------------------------------------------------------------------------
Current assets of continuing operations                 $  57.3       $  60.0
Less: Current liabilities of continuing operations        (32.6)         (5.1)
--------------------------------------------------------------------------------
Working capital of continuing operations                   24.7          54.9
Current liabilities of discontinued operations              -            (1.0)
--------------------------------------------------------------------------------
Working capital                                            24.7          53.9

Capital assets                                              2.4           2.2
Long-term investments                                       1.0           0.5
Goodwill                                                   33.3           9.1
Intangible assets                                          12.3           0.4
--------------------------------------------------------------------------------
                                                        $  73.7       $  66.1
================================================================================
Represented by:
Long-term liability                                     $   0.3       $   -
Shareholders' equity                                       73.4          66.1
--------------------------------------------------------------------------------
                                                        $  73.7       $  66.1
================================================================================

At December 31, 2004, the Company had working capital of $24.7 million, a reduction of $29.2 million over the working capital position at June 30, 2004. The reduction was primarily due to the acquisition of eMed for net cash of $36.5 million which resulted in net current assets, goodwill and intangible assets on the Company's balance sheet. The Company expects that working capital will improve and strengthen as a result of consistent positive operating cash flows and sustained profitability. Liquidity of the Company is expected to be sustained principally through cash provided by operations, with short-term investments and highly liquid cash-equivalent instruments available to provide additional sources of cash.

Continuing operating activities provided cash of $2.5 million in Q2 fiscal 2005, compared to $1.2 million of cash generated in Q2 fiscal 2004. The improvement in cash provided from operating activities in Q2 fiscal 2005 resulted mainly from $6.1 million of cash generated from operations before working capital changes compared to $4.7 million of cash generated from operations before working capital changes during the same period in the prior year, partially offset by increased accounts receivable balances. Continuing operating activities provided cash of $1.4 million year-to-date, compared to $0.6 million of cash generated in the prior period. The cash generated was a result of $10.3 million of cash generated from operations offset by an increase in accounts receivable balances.

Investing activities consumed cash of $24.9 million in Q2 fiscal 2005 and $25.9 million year to date compared to cash used of $0.2 million and $0.5 million in the same periods of the prior fiscal year, respectively. The net cash purchase price of eMed was $36.5 million which was partly financed by the liquidation of short-term investments of $11.0 million and the draw on the Company's acquisition credit facility as discussed below.

Financing activities for the current quarter and year to date generated cash of $19.7 million and $19.8 million, respectively. This compares to cash used of $0.9 million in Q2 fiscal 2004 and cash generated of $0.3 million during the six months ended December 31, 2003 respectively. The cash generated from financing activities in the current quarter reflects the cash inflow of $18.4 million from use of bank credit facility to partly finance the acquisition of eMed and $1.3 million from the issue of shares on exercise of employee stock options.

On October 8, 2004 the Company entered into a $29.8 million credit facility with RBC. Under the credit facility, RBC provided an acquisition term facility of up to $22.5 million to allow Cedara to finance part of the acquisition of all of the issued and outstanding shares of eMed on October 8, 2004. The Company accessed $17.8 million of the available $22.5 million to consummate the acquisition of eMed. The remaining unused portion of the acquisition term facility was then cancelled. The new credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7.3 million for purposes of financing Cedara's general operating requirements, and facilitating foreign exchange transactions. At the same time, the Company's operating line of credit of $14.0 million with the National Bank of Canada was cancelled.

As of December 31, 2004, the Company's principal sources of liquidity consisted of cash and cash equivalents of $34.2 million, accounts receivable of $19.5 million, the bank credit facility as described above, and ongoing future operating cash flows. The Company's cash requirements in the short-term relate to the ongoing funding of its operations and growth initiatives and management believes the results of the above will provide sufficient operating cash flows to meet the Company's cash requirements during fiscal 2005.

The Company intends to use the cash resources available to finance any future working capital needs that cannot be met through cash provided from operations. In the interim, the Company intends to invest the funds in short-term, investment grade, interest bearing securities, in government securities or in bank accounts.


CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                         December 31, 2004        June 30, 2004
-------------------------------------------------------------------------------------------------------------------
                                                                            (Unaudited)

ASSETS
Current assets
       Cash and cash equivalents                                         $    34,213          $    40,510
       Short-term investments                                                      -               10,902
       Accounts receivable                                                    19,471                7,449
       Inventory                                                               1,613                  268
       Prepaid expenses and other assets                                       1,962                  881
       ------------------------------------------------------------------------------------------------------------
                                                                             57,259               60,010

Capital assets                                                                 2,373                2,201
Long-term investment (note 3)                                                  1,026                  510
Intangible assets                                                             12,299                  373
Goodwill                                                                      33,288                9,053
-------------------------------------------------------------------------------------------------------------------
                                                                         $   106,245          $    72,147
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Bank indebtedness (note 4)                                        $    17,670          $        -
       Accounts payable and accrued liabilities                                9,218               4,207
       Deferred revenue                                                        5,726                 861
       Current liabilities of discontinued operations (note 5)                     -                 986
       ------------------------------------------------------------------------------------------------------------
                                                                              32,614               6,054

Long-term liability                                                              234                   -
Non-current portion of provision for loss on sublease                             17                  44

Shareholders' equity
       Capital stock                                                         162,912             161,536
       Contributed surplus                                                       632                 388
       Deficit                                                               (87,758)            (95,875)
       Cumulative translation adjustment                                      (2,406)                  -
       ------------------------------------------------------------------------------------------------------------
                                                                              73,380              66,049
       Subsequent event (note 11)
-------------------------------------------------------------------------------------------------------------------
                                                                         $   106,245          $   72,147
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended            Six Months Ended
                                                                        December 31                   December 31
                                                                   ------------------------------------------------------
                                                                     2004         2003           2004          2003
-------------------------------------------------------------------------------------------------------------------------

Revenue                                                          $  22,973    $  12,148      $   35,314     $  22,251

Direct costs                                                         6,682        2,607           9,086         4,971
-------------------------------------------------------------------------------------------------------------------------

Gross margin                                                        16,291        9,541          26,228        17,280

Expenses:
     Research and development                                        2,907        2,104           4,825         4,414
     Sales and marketing                                             3,587        1,397           5,275         2,412
       General and administration                                    2,986        1,731           4,899         3,285
       Severance costs (recovery)                                      336         (205)            415          (184)
       Other charges (income) (note 8)                                 493         (217)          1,562           218
       Amortization of intangible assets                               588           46             601           102
       Depreciation and amortization                                   354          404             657           853
       ------------------------------------------------------------------------------------------------------------------
                                                                    11,251        5,260          18,234        11,100

-------------------------------------------------------------------------------------------------------------------------

Income before interest expense                                       5,040        4,281           7,994         6,180

Interest income (expense), net                                        (147)        (336)             88          (602)

-------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                    4,893        3,945           8,082         5,578

Income (loss) from discontinued operations (note 5)                     35          (53)             35             -
-------------------------------------------------------------------------------------------------------------------------

Net income                                                       $   4,928    $   3,892      $    8,117     $   5,578
-------------------------------------------------------------------------------------------------------------------------

Earnings  per share from continuing operations (note 9)
       Basic                                                     $    0.16    $    0.16      $     0.26     $    0.23
       Diluted                                                   $    0.15    $    0.14      $     0.24     $    0.20

Earnings per share (note 9)
       Basic                                                     $    0.16    $    0.16      $     0.26     $    0.23
       Diluted                                                   $    0.15    $    0.14      $     0.24     $    0.20
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)
----------------------------------------------------------------------------------------------------------------------------------
                                  Common Shares            Warrants        Contributed                                   Total
                                                                             Surplus       Deficit      Cumulative   Shareholders'
                                                                                                       Translation       Equity
                                                                                                        Adjustment    (Deficiency)
----------------------------------------------------------------------------------------------------------------------------------
                                Number      Amount     Number     Amount
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 2003        24,157,621  $106,328      605,636    $ 3,260    $   -      $ (111,441)     $     -       $ (1,853)

Issue of shares on
exercise of
stock options                    332,134       849            -          -        -               -            -            849

Issue of shares on
conversion of
convertible
subordinated
debentures                       400,000       912            -          -        -               -            -            912

Net income for the period              -         -            -          -        -      $    5,578            -          5,578
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2003    24,889,755  $108,089      605,636    $ 3,260    $   -      $ (105,863)     $     -          5,486
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 2004        31,540,267  $161,536            -    $     -    $ 388      $  (95,875)     $     -       $ 66,049

Net income for the period              -         -            -          -        -           8,117            -          8,117

Current period
translation adjustment                 -         -            -          -        -               -       (2,406)        (2,406)

Issue of shares on
exercise of
stock options                    240,823     1,376            -          -        -               -            -          1,376

Stock-based compensation
expense                                -         -            -          -      244               -            -            244
----------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 2004    31,781,090  $162,912            -    $     -   $  632      $  (87,758)     $(2,406)      $ 73,380
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements

                                                          -18

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended            Six Months Ended
                                                                        December 31                   December 31
                                                                     2004         2003           2004          2003
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
      Net income from continuing operations                      $   4,893    $   3,945      $   8,082      $   5,578
      Items not involving cash:
        Depreciation and amortization                                1,081          450          1,397            955
        Stock-based compensation expense                               193           18            244             36
        Other                                                          (45)         318            551            369
----------------------------------------------------------------------------------------------------------------------------------
                                                                     6,122        4,731         10,274          6,938
----------------------------------------------------------------------------------------------------------------------------------

    Change in non-cash operating working capital:
        Accounts receivable                                         (4,723)      (1,130)       (10,649)        (3,900)
        Inventory                                                      (26)          95            (83)            88
        Prepaid expenses and other assets                             (220)        (670)          (263)          (360)
        Accounts payable and accrued liabilities                        94       (1,214)           626         (2,335)
        Deferred revenue                                             1,293         (643)         1,477            137
----------------------------------------------------------------------------------------------------------------------------------
                                                                    (3,582)      (3,562)        (8,892)        (6,370)
----------------------------------------------------------------------------------------------------------------------------------
                                                                     2,540        1,169          1,382            568
Investing activities:
      Decrease in short term investments                            10,962            -         10,902              -
      Acquisition of eMed, net of cash acquired                    (35,730)           -        (36,502)             -
      Proceeds from sale of investments in shares                      273            -            273              -
      Additions to intangible assets                                   (10)         (20)           (20)           (54)
      Additions to capital assets                                     (432)        (201)          (502)          (431)
      ----------------------------------------------------------------------------------------------------------------------------
                                                                   (24,937)        (221)       (25,849)          (485)
Financing activities:
      Increase in long-term liability                                   (5)           -             (5)             -
      Issue of shares                                                1,304          849          1,376            849
      Increase (decrease) in bank indebtedness                      18,420       (1,778)        18,420           (549)
      ----------------------------------------------------------------------------------------------------------------------------
                                                                    19,719         (929)        19,791            300

Effect on exchange rate changes on cash and cash equivalents
                                                                    (1,506)           -         (1,586)             -
----------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                       (4,184)          19         (6,262)           383
Change in cash and cash equivalents from discontinued
   operations (note 5)                                                 (35)         (19)           (35)          (383)

Cash and cash equivalents, beginning of period                      38,432            -         40,510              -
----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $  34,213    $       -      $  34,213      $       -
----------------------------------------------------------------------------------------------------------------------------------


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended          Six Months Ended
Supplemental cash flow information                                       December 31                December 31
                                                                    2004          2003           2004           2003
---------------------------------------------------------------- ------------ -------------- -------------- --------------
Cash paid for:
       Interest                                                  $     277    $     315      $     286      $     518
       Taxes                                                             2            -             32              -
Cash received for interest                                             130            -            374              -
Non-cash financing activities:

       Receipt of shares on payment of accounts receivable       $     516    $     912      $     516      $     912
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements

1.     Significant accounting policies:


       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended June 30, 2004.

       Management believes these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the three and six months ended December 31, 2004 and 2003. Results for the three and six months ended December 31, 2004 are not necessarily indicative of the results to be expected for the entire year or for any other interim period.

       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted:

             (a)  Principles of consolidation:

                  On October 8, 2004, Cedara acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"). This acquisition was accounted for using the purchase method (note 2). The Company's interim consolidated financial statements include operating results of eMed from the date of acquisition. The functional currency of eMed is the U.S. dollar and is accounted for as a self-sustaining foreign operation. As such, assets and liabilities are translated into the Company's Canadian dollar reporting currency at the rate of exchange in effect at the balance sheet date while revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates on which such items are recognized in income during the period. All significant inter-company balances and transactions have been eliminated on consolidation.


             (b)  Revenue recognition:

                  As a result of the acquisition of eMed, the Company's revenues now also include revenue derived from sales of electronic medical imaging system solutions and workstations.

                  The Company recognizes revenue from the sale of hardware transactions, solutions and workstations where software is incidental in accordance with Emerging Issues Committee ("EIC") abstract 141 - Revenue Recognition and EIC 142 - Revenue Arrangements with Multiple Deliverables which, in the Company's circumstances, is not materially different from the amounts that would be determined under the provisions of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as amended by SAB No. 104, which incorporates the provision regarding revenue arrangements with multiple deliverables as prescribed by Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue from solutions and workstations sales is recognized upon shipment to the customer provided that evidence of an arrangement exists, fees are fixed or determinable, title and risk of loss has passed to the customer, collection of the related receivable is probable, and there are no customer acceptance provisions. The majority of these arrangements also contain installation services (i.e., multiple elements). The Company has determined that the elements of its arrangements can be accounted for as separate units of accounting based on the following factors:

o                 o    Delivered element or product does have stand-alone
                       value to the customer, as the Company does sell its products separately without installation services;

                  o The Company has an established price list for installation of its products that are charged consistently; and

                  o The Company's arrangements do not contain a general right of return, and furthermore, the Company has demonstrated through past experience its ability to complete the installation services, which are within the Company's control, without exception.

                  For arrangements in which a portion of the solutions and workstations' sales price is not due until customer acceptance, the Company recognizes such portion upon obtaining customer acceptance. In the event uncertainty exists about customer acceptance of product sales such as acceptance criteria or greater than 50% of the sales price is not due until customer acceptance, the entire sales price is deferred until acceptance occurs. Customer payments received in advance of product shipments are recorded as deferred revenue. The Company typically provides a one-year warranty on all system solutions products sold. The Company accrues the estimated costs to be incurred in connection with product warranty upon product shipment.

                  Service revenue consists of customer fees from installation, set-up and training, network based comprehensive support, and post-warranty product maintenance. Up-front set-up fees from web-based services are recognized on a straight line basis over the expected period of performance. Revenue from installation and training is recognized as the work is performed and upon customer acceptance. Revenue from support agreements and post-warranty product maintenance contracts is deferred and recognized ratably over the applicable period.

                  Shipping and handling fees related to sales transactions for which the Company is reimbursed are classified as revenue and the related charges as cost of revenues.

             (c)  Generally Accepted Accounting Principles:


                  Effective July 1 2004, the Company adopted CICA Section 1100, Generally Accepted Accounting Principles and 1400 "General Standards of Financial Statement Presentation", which establish standards for financial reporting and financial statement presentation in accordance with GAAP. The standards define primary sources of GAAP and require that an entity apply every relevant primary source. The adoption of these standards did not have a material impact on the Company's financial statements.

             (d)  Hedging Relationships:

                  Effective July 1, 2004, the Company adopted the CICA Accounting Guideline (AcG) 13, Hedging Relationships. This guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes certain criteria for the application of hedge accounting and the discontinuance of hedge accounting. EIC 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments, requires that any derivative financial instrument not designated as an AcG 13 compliant hedge relationship be measured at fair value with changes in fair value recorded in current income. The Company did not enter into any hedging contracts during the three and six months period ended December 31, 2004.

2.     Acquisition:

       On October 8, 2004, Cedara acquired all of the issued and outstanding shares of eMed Technologies Corporation ("eMed"), a privately-held provider of Picture Archiving and Communications Systems (PACS) and web-based medical imaging radiology solutions based in Burlington, Massachusetts (the "Acquisition").

       The purchase consideration paid in cash for the Acquisition, together with the transaction costs, was $61,350 (US$48,998). The Company financed the Acquisition partly from its own cash reserves, partly from its new term credit facility with the Royal Bank of Canada ("RBC") and the remainder of the consideration was financed from cash on the balance sheet of eMed on the closing of the Acquisition, as described below:

-------------------------------------------------------------------------------

                                                      Cdn$             US$
-------------------------------------------------------------------------------

Cash on hand                                      $   17,721      $    14,152
Acquired cash of eMed                                 24,848           19,846
Acquisition borrowing facility                        18,781           15,000
-------------------------------------------------------------------------------
                                                  $   61,350      $    48,998
-------------------------------------------------------------------------------


The acquisition is accounted for using the purchase method of accounting in accordance with the recommendations of Section 1581, Business Combinations of the CICA Handbook and the resultant goodwill and other intangible assets are accounted for prospectively in accordance with the recommendations of Section 3062, Goodwill and Other Intangible Assets of the CICA Handbook.


In the preparation of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including intangible assets, any future tax impact and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time these statements were prepared. The Company engaged an independent valuator to assist management in identifying and assessing the fair value of the various assets and liabilities acquired. The independent valuator has issued a report which forms the basis for the values assigned set out below. Management is in the process of finalizing the allocation of purchase consideration including future tax impact, if any. To the extent the finalization of these fair value results in changes to amounts set out in these consolidated financial statements, the amount assigned to goodwill will be adjusted by an equal and offsetting amount.

The purchase price allocation of the fair value of net assets acquired is detailed as follows:

--------------------------------------------------------------------------------

                                                      Cdn$               US$
--------------------------------------------------------------------------------

Cash and cash equivalents                       $     24,848        $    19,846
Accounts receivable                                    4,172              3,332
Inventory                                              1,315              1,050
Prepaid expenses and other assets                        849                678
Capital assets                                           347                276
Goodwill                                              25,200             20,126
Intangible assets:
      Purchased technology                             3,130              2,500
      Brand name and trademarks                        1,377              1,100
      Order backlog                                    2,634              2,104
      Customer contracts and customer base             6,010              4,800
Deferred revenue                                      (3,989)            (3,186)
Liabilities                                           (4,543)            (3,628)
--------------------------------------------------------------------------------
                                                $     61,350        $    48,998
--------------------------------------------------------------------------------

The purchased technology, brand name and trademarks and customer contracts and customer base are being amortized on a straight-line basis over their useful lives which are estimated as follows; purchased technology over 5 years, brand name and trademarks over 5 years and customer contracts and customer base over 6 years. The order backlog asset will be amortized as the orders are fulfilled, which is expected to be 2 years.

For consolidation purposes, eMed is being treated as a self-sustaining operation.

3.     Long-term investment:

       The long-term investment represents share investments in private companies which the Company does not control or have significant influence over and are accounted for at cost.

4.     Bank indebtedness:

       During October 2004, the operating line of $14,000 and the general security agreement with the National Bank of Canada were cancelled and the Company entered into a $29,750 credit facility with the Royal Bank of Canada ("RBC") bearing interest at prime plus an applicable margin depending upon certain financial ratios. Under the new credit facility, RBC provided a term facility of up to $22,500 to allow the Company to finance part of the acquisition of eMed (note 2). Following the acquisition of eMed, the remaining unused portion of this acquisition facility was cancelled. The credit facility also includes a revolving credit facility, a corporate VISA facility and a foreign exchange credit facility in an aggregate amount of up to $7,250 for purposes of financing the Company's general operating requirements, and facilitating foreign exchange transactions. The credit facility is secured by a general security agreement granting a first security interest in all of the Company's present and after acquired property to RBC. The borrowings under the facility are repayable by quarterly payments based on various financial milestones and conditions. The credit facility requires that the Company satisfy certain financial, reporting and other covenants, including the maintenance of certain financial ratios. The Company is in compliance with all such covenants at December 31, 2004.

5.     Discontinued operations:


       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:


-------------------------------------------------------------------------------
Balance Sheet                           December 30, 2004        June 30, 2004
-------------------------------------------------------------------------------

Current liabilities                       $       -               $     986
-------------------------------------------------------------------------------
Net liabilities of discontinued
    operations                            $       -               $     986
-------------------------------------------------------------------------------

The Company was obligated to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and to provide US$1,500 in software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004 in settlement of discontinued operations liabilities. The cash liability of US$1,500 was fully paid. During the three months and six months ended December 31, 2004, the Company provided services of $134 and services and software licenses of $823, respectively in complete settlement of the remaining non-cash liabilities (services and licenses provided during three months and six months ended December 31, 2003 - $289 and $361, respectively).




-----------------------------------------------------------------------------------------------------------------
                                                              Three Months Ended             Six Months Ended
                                                                  December 31                   December 31
                                                           ----------------------------------------------------
Statement of Operations                                      2004            2003           2004         2003
-----------------------------------------------------------------------------------------------------------------

Revenue                                                    $    -        $     -           $   -       $    -

Income (loss) from operations                                   -              -               -            -
Gain (loss) on disposition of discontinued operations          35            (53)             35
Gain (loss) from discontinued operations                   $   35        $   (53)          $  35       $    -
-----------------------------------------------------------------------------------------------------------------

Earnings per share from discontinued operations:
  Basic                                                    $    -        $     -           $   -       $    -
  Diluted                                                  $    -        $     -           $   -       $    -
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended            Six Months Ended
                                                                   December 31                 December 31
                                                           ----------------------------------------------------
Statement of Cash Flows                                      2004            2003           2004         2003
-----------------------------------------------------------------------------------------------------------------

Operating activities                                       $  (35)       $   (19)          $ (35)      $ (383)
Financing activities                                            -              -               -            -
Investing activities                                            -              -               -            -

-----------------------------------------------------------------------------------------------------------------
Cash used in discontinued operations                       $  (35)       $   (19)          $ (35)      $ (383)
-----------------------------------------------------------------------------------------------------------------


6.     Segmented information and major customers:

       The Company is a leading independent provider of medical technologies used worldwide by key medical device manufacturers, healthcare information technology companies, hospitals, imaging centres, and medical clinics. The Company's products include 2D and 3D medical imaging software applications, components, platforms, imaging system solutions and workstations and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.


       All of the Company's revenues are exported as follows:

---------------------------------------------------------------------------------------------
                                         Three Months Ended            Six Months Ended
                                            December 31                  December 31
                                       --------------------------------------------------
                                        2004            2003           2004         2003
---------------------------------------------------------------------------------------------

United States                      $  14,376        $  7,099     $   21,816     $   9,867
Asia                                   7,497           4,073         11,395         6,647
Europe                                 1,100             976          2,103         5,737
---------------------------------------------------------------------------------------------
                                     $22,973        $ 12,148     $   35,314     $  22,251
---------------------------------------------------------------------------------------------

The following are product and service revenues of the Company:

---------------------------------------------------------------------------------------------
                                         Three Months Ended            Six Months Ended
                                            December 31                  December 31
                                       --------------------------------------------------
                                        2004            2003           2004         2003
---------------------------------------------------------------------------------------------

Software licenses                  $  12,539        $  7,171     $   19,150     $  13,342
Engineering services                   2,148           2,889          6,482         5,931
Solutions and workstations             5,329               -          6,021             -
Support services and other             2,957           2,088          3,661         2,978
---------------------------------------------------------------------------------------------
                                   $  22,973        $ 12,148     $   35,314     $  22,251
---------------------------------------------------------------------------------------------

All of the assets of continuing operations are substantially located in North
America. Revenues to customers that individually generate more than 10% of revenue are as follows:

---------------------------------------------------------------------------------------------
                                    Three Months Ended            Six Months Ended
                                       December 31                  December 31
                                  --------------------------------------------------
                                   2004            2003           2004        2003
---------------------------------------------------------------------------------------------

Customer A                          20%              1%            23%          1%
Customer B                          14%              3%            10%          2%
Customer C                          12%              5%            11%          5%
Customer D                           5%             23%             9%          21%
Customer E                           2%             43%             2%         28%
Customer F                            -              2%              -         21%
---------------------------------------------------------------------------------------------



At December 31, 2004, two customers accounted for 25% and 15%, respectively of trade accounts receivable (June 30, 2004 - three customers at 19%, 13% and 12%, respectively).


7.     Stock-based compensation:

       The Company issues stock options under the terms of its Stock Option Plan (the "Plan"). At the Annual and Special Meeting held in Toronto on October 18, 2004, the shareholders of the Company provided approval to amend the Plan to increase the maximum number of stock options which may be issued under the Plan from 4,200,000 options to 5,700,000 options.


       During the fourth quarter of fiscal 2004, as permitted under the transitional provisions of the amended CICA Section 3870, the Company prospectively adopted the fair value method of accounting for all employee stock based awards granted on or after July 1, 2003. This resulted in stock based compensation expense of $193 during the current quarter and $244 for the six month period ended December 31, 2004 and recorded in the statement of operations as follows: cost of sales - $28, research and development - $47, sales and marketing $51, and general and administrative - $67 (For the six month period ended December 31, 2004: cost of sales - $37, research and development - $70, sales and marketing
       - $64, general and administrative - $73).


       For the options granted during the year ended June 30, 2003, for which no charge has been recorded, the Company is required to provide pro-forma disclosure of the net income and earnings per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table show the Company's net income and earnings per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.


------------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended           Six Months Ended
                                                                  December 31                  December 31
                                                           -------------------------------------------------------
                                                               2004         2003            2004         2003
------------------------------------------------------------------------------------------------------------------

Net income - as reported                                   $  4,928    $   3,892        $  8,117    $   5,578
Estimated stock-based compensation costs
    for the period                                              (77)        (131)           (153)        (226)
------------------------------------------------------------------------------------------------------------------
Net income - pro-forma                                     $  4,851    $   3,761        $  7,964    $   5,352
------------------------------------------------------------------------------------------------------------------

Pro-forma earnings per share:
    Basic                                                  $   0.15    $    0.15        $   0.25    $    0.22
    Diluted                                                $   0.15    $    0.14        $   0.24    $    0.19
------------------------------------------------------------------------------------------------------------------

The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

------------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended           Six Months Ended
                                                                   December 31                 December 31
                                                           -------------------------------------------------------
                                                              2004          2003            2004         2003
------------------------------------------------------------------------------------------------------------------

Number of options issued                                    930,000      390,000         930,000      390,000
Weighted average grant date fair value of each option      $   4.79     $   2.46        $   4.79     $   2.46
Assumptions:
    Risk free interest rates                                    4.0%         4.0%            4.0%         4.0%
    Expected life in years                                        5            5               5            5
    Expected dividend yield                                       -            -               -            -
    Volatility                                                   50%          95%             50%          85%
------------------------------------------------------------------------------------------------------------------


8.     Other charges (income):

--------------------------------------------------------------------------------------------------------
                                                   Three Months Ended            Six Months Ended
                                                      December 31                   December 31
                                              ----------------------------------------------------------
                                                  2004           2003           2004          2003
--------------------------------------------------------------------------------------------------------
Operating leases                              $     28       $     90       $     74     $     291
Bad debt expense                                   405            374            343           419


Foreign exchange loss                               58            322          1,219           488
Recovery of employee loans                           -         (1,002)             -        (1,002)
Other expense (income)                               2             (1)           (74)           22
--------------------------------------------------------------------------------------------------------
                                              $     493      $   (217)      $  1,562     $     218
--------------------------------------------------------------------------------------------------------


9.     Earnings per share:

       The weighted average number of common shares outstanding is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended              Six Months Ended
                                                                 December 31                   December 31
                                                       ----------------------------------------------------------
                                                             2004           2003           2004           2003
-----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding, for basic earnings per share               31,503,201     24,168,495     31,440,646     24,071,507

Shares held as security on share purchase loans
                                                           165,834        183,102        165,834        183,102
Incremental shares from assumed conversion
of employee stock options                                1,701,810      1,436,327      1,676,485      1,012,193

Incremental shares from assumed conversion
of share purchase warrants                                       -        783,684              -      1,052,530

Dilutive effect of convertible debentures                        -      1,190,598              -      1,228,859

-----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares
outstanding, for diluted earnings per share             33,370,845     27,762,206     33,282,965     27,548,191
-----------------------------------------------------------------------------------------------------------------

Options to purchase 275,000 common shares were excluded from the calculation of diluted earnings per share for the three months and six months period ended December 31, 2004 (three months and six months ended December 31, 2003 - 645,450, and 1,131,450, respectively) because the options exercise price was greater than the average market price of the Company's common shares and, therefore, the effect would be anti-dilutive.

10.    Comparative figures:

       Certain prior period figures have been reclassified to conform to the current period's presentation.

11.    Subsequent event:


       On January 18, 2005, the Company announced that it had entered into a definitive agreement to merge in an all-stock transaction with Merge Technologies Incorporated ("Merge eFilm), a leading global healthcare software and services company. In connection with the merger transaction, Merge eFilm will issue either 0.587 Merge eFilm common shares, or 0.587 shares of a newly created class of Canadian exchangeable shares for each Cedara common share. The transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

                                  SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


February 14, 2005


                                            CEDARA SOFTWARE CORP.


                                            By: /s/ Brian Pedlar
                                                --------------------

                                            Brian Pedlar
                                            Chief Financial Officer